April 26, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC, 20549

USA

RE: ACE Limited

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed on February 25, 2010

File No. 001-11778

Dear Mr. Rosenberg,

Thank you for your letter dated April 12, 2010, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) of ACE Limited (the “Company” or “ACE”).

We have considered the Staff’s comments on the 2009 Form 10-K carefully. Our written responses are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter (set forth in bold type).

Where we indicate below that the Company will provide additional disclosure in future filings, such disclosure will be included in our Annual Report on Form 10-K for the year ending December 31, 2010 (the “2010 Form 10-K”) because the relevant information would not typically be provided in our Forms 10-Q. After making the initial disclosures in response to your comments, comparable disclosures will be made, as appropriate, in subsequent Forms 10-K and, to the extent such information may be required to be included in a Form 10-Q, in subsequent Forms 10-Q.

In the sample disclosure below, we revised the information included in our 2009 Form 10-K disclosure to reflect how it would have appeared, on a revised basis. Any information that was added in response to the Staff’s comments is set forth in bold italics type.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Goodwill Impairment, page 53

1. You disclose that, in part, you apply an allocated market capitalization model in assessing the fair value of your reporting units. Please revise your disclosure to clarify how you considered that your book value of equity is greater than your market capitalization in your goodwill impairment tests. Please also consider revising your disclosure to indicate, if true, that no reporting units are at risk of failing step one in the goodwill impairment test or that material goodwill does not exist at reporting units that are at risk of failing step one. Otherwise, for reporting units with material goodwill that are at risk of failing step one in the goodwill impairment test, please disclose:

•	The percentage by which fair value exceeded carrying value as of the most recent test date;

•	The amount of goodwill allocated to those reporting units;

•	The methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Based on the results of our 2009 impairment testing, none of the reporting units that have goodwill assigned to them were at risk of failing the initial impairment testing step. We will revise our disclosure in future filings to make a definitive statement of this fact.

In our goodwill impairment testing, as noted, we considered the comparison of our market capitalization to our book value as one of the tests used to determine possible impairment. As part of that consideration, we applied a control premium to this market capitalization. A control premium recognizes that the price per share to obtain control of the company or a significant reporting unit would be in excess of the current trading price of an individual share for the whole company or the portion of that trading price applicable to a significant reporting unit. Because the determination of control premium is subject to judgment, we considered a range of control premiums that are typical for our industry. The application of any control premium within this range indicated no impairment, despite the fact that our book value of equity has exceeded market capitalization unadjusted for control premium. As of September 30, 2009, the date that we used as the basis for our goodwill impairment testing, our book value was $18.7 billion and our market capitalization was $17.9 billion, or 96% of book value. We will revise our disclosure in future filings to clarify the use of a control premium in our consideration of the market capitalization.

In response to the Staff’s comment, we will revise in future filings our disclosure consistent with the following:

Proposed Disclosure:

Goodwill, which represents the excess of acquisition cost over the estimated fair value of net assets acquired, was $3.8 billion at December 31, 2009. During 2009, our goodwill balance increased by approximately five percent, primarily due to foreign exchange movements at the legal entity level.

Goodwill is not amortized but is subject to a periodic evaluation for impairment at least annually, or earlier if there are any indications of possible impairment. The impairment evaluation involves a two-step process in which an initial assessment for potential impairment is performed and, if a potential impairment is present, the amount of impairment is measured and recorded. Impairment is tested at the reporting unit level. Goodwill is assigned to applicable reporting units of acquired entities at acquisition. The most significant reporting units are:

•	North American and International divisions of Combined Insurance acquired in 2008;

•	Domestic and International divisions of ACE INA acquired in 1999; and

•	ACE Tempest Re’s catastrophe businesses acquired in 1996 and 1998.

There are other reporting units that resulted from smaller acquisitions that are also assessed annually. Based on our impairment testing for 2009, we determined that no impairment was required and that none of our reporting units were at risk of failing the initial impairment testing step.

To estimate the fair value of a reporting unit, we consistently applied a combination of the following models: an earnings multiple, a book value multiple, a discounted cash flow or an allocated market capitalization. The earnings and book value models apply multiples of comparable publicly traded companies to forecasted earnings or book value of each reporting unit and consider current market transactions. The discounted cash flow model applies a discount to estimated cash flows including a terminal value calculation. The market capitalization model applies a control premium to our market capitalization and, so adjusted, compares the allocated market capitalization to the allocated book value of each reporting unit.

We must assess whether the current fair value of our reporting units is at least equal to the fair value used in the determination of goodwill. In doing this, we make assumptions and estimates about the profitability attributable to our reporting units, including:

•	short-term and long-term growth rates;

•	estimated cost of equity and changes in long-term risk-free interest rates;

•	selection of appropriate earnings and book value market multiples to be utilized in various multiple approaches; and

•	risk premium applied in determining discount rate for calculating net present value of estimated future cash flows.

If, in the future, our assumptions and estimates made in assessing the fair value of acquired entities change, goodwill could be materially adjusted. This would cause us to write-down the carrying value of goodwill and could have a material adverse effect on our results of operations in the period the charge is taken.

Part III, page 95

2. We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

We acknowledge that additional comments may result as the Staff has a chance to review the information incorporated by reference. We will respond to any potential comments as communicated.

*****

In connection with our response to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200.

Sincerely,

/s/ Philip V. Bancroft
Philip V. Bancroft
Chief Financial Officer

cc:	Ibolya Ignat
Mark Brunhofer
Securities and Exchange Commission

James J. Scanlan
PricewaterhouseCoopers LLP